SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações S.A.
CNPJ/MF 02.558.124/0001 -12
N.I.R.E. 3330026237-7
A Public Company

MATERIAL FACT

Embratel Participações S.A. (“EMBRAPAR” or “Company”), in compliance with the provisions of Instruction no. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), announces to the public and to its shareholders that its controlling shareholder, Teléfonos de México, S.A. de C.V. (“Telmex”), in reference to the Material Fact released on July 24, 2006, announced today, through a material fact, its decision to file with CVM in the coming days a request to convert its tender offer for cancellation of the registration of EMBRAPAR as a public company, which was announced through the Material Fact dated May 8, 2006 (“Tender Offer”), into a voluntary tender offer under different procedures (“Voluntary Tender Offer”), as expressly authorized by CVM by decisions of its Board, dated July 18 and 27, 2006. The Voluntary Tender Offer will extend to any and all of the outstanding common and preferred shares of EMBRAPAR (“Shares”) and will be carried out through Telmex’s wholly owned subsidiary, Telmex Solutions Telecomunicações Ltda. (“Offeror”), with the intermediation of Unibanco – União de Bancos Brasileiros S.A.

As authorized by CVM, the Voluntary Tender Offer will result in the cancellation of EMBRAPAR as a public company (“Cancellation of the Registration”) if the following conditions are satisfied: (i) the Offeror acquires more than two-thirds of the Shares in the Voluntary Tender Offer; and (ii) Agência Nacional de Telecomunicações – ANATEL issues a statement favorable to the Cancellation of the Registration, before or after the conclusion of the Voluntary Tender Offer. If the conditions described above are satisfied, any remaining holder of Shares will have the opportunity, for a period following the satisfaction of such conditions, to require the Offeror to purchase its shares, as provided by article 10, paragraph 2 of CVM Instruction no. 361/02.

TELMEX also announced that the purchase price for the common shares and the preferred shares in the Voluntary Tender Offer will remain the price announced for the Tender Offer, R$ 6.95 (six Brazilian reais and ninety five cents) per 1,000 (one thousand) shares, adjusted by the monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006 (the announcement date of the Tender Offer) through the date of the settlement of the Voluntary Tender Offer.

The Voluntary Tender Offer will be extended to holders of the preferred shares underlying American Depositary Shares (“ADSs”). When the Voluntary Tender Offer is launched, EMBRAPAR will file a statement regarding the Voluntary Tender Offer and file it with the Securities and Exchange Commission (“SEC”) in the United States. Holders of EMBRAPAR shares and ADSs should read the statement, because it will contain important information. A Portuguese translation of this document will be filed with CVM. This material will also be available free of charge on the SEC’s website at www.sec.gov.

Rio de Janeiro, July 28, 2006

Embratel Participações S.A.
Isaac Berensztejn
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.